Exhibit 99.1

Aphria Inc. Launches Plant Positivity Immersive Winter Garden to Help Combat Winter Blues

TORONTO, Jan. 16, 2020 /CNW/ - Aphria Inc. ("Aphria" or the "Company") (TSX: APHA and NYSE: APHA), a leading global cannabis company, is combating winter blues and energizing the public with the launch of a Plant Positivity Winter Garden on Monday, January 20, known to some as Blue Monday — the most depressing day of the year based on factors such as weather conditions, debt levels and low motivation levels. With a vision to improve quality of life for communities and individuals, Aphria's social impact platform, Plant Positivity, provides people with greater access to green spaces and creates opportunities to learn about plants and plant care.

Aphria's Plant Positivity Winter Garden is a pop-up greenhouse experience featuring a 30-foot tunnel adorned with lush, live, green winter plants. The activation is designed to have visitors immerse themselves in the natural goodness of plants, increasing overall exposure to their power to heal, develop, thrive, connect, renew and rejuvenate.

"With shorter days, colder weather, holiday bills rolling in and back to work routines, our general well-being may be affected. And while most people recognize the positive role plants can play in supporting their active pursuit of wellness and improved quality of life, many don't know how to incorporate them into their daily lives, especially in the winter," says Tamara Macgregor, Aphria Inc.'s Chief Corporate Affairs Officer. "Through our social impact platform Plant Positivity, Aphria is bridging the gap by providing education, increasing access to plants and driving meaningful impact in the communities we serve.

During the week of January 20th, people are invited to come and experience the Plant Positivity Winter Garden and explore the benefits of plants. From healing properties to cleaning the air to improved productivity, visitors will discover the incredible power plants have in helping us live better, not only during sunny months but throughout Canada's shortened days of winter. The Winter Garden will create public dialogue around the different ways in which plants can impact our well-being – physically, emotionally and socially.

The pop-up will be open in Union Station's West Wing from Monday, January 20 to Friday, January 24.

About Plant Positivity

Aphria Inc. believes in the incredible power that plants have to transform our daily lives. Through the Plant Positivity platform, Aphria Inc. is bringing the benefits of plants to individuals and communities.

The Plant Positivity platform is a firm believer in bringing transformational green spaces to individuals and communities. Last year, Plant Positivity created six new garden spaces at Evergreen Brick Works. Each of the gardens focuses on a different element of plants' power to heal, renew, connect, thrive, restore and develop individuals and society at large. The themed gardens added more than 50 varieties of native plant species to the existing 8,000-square-metres of gardens across the site. The Plant Positivity Gardens won second runner up at Toronto's Green Choice Awards 2019 for the Garden Escape category.

Plant Positivity will bring the benefits of plants to individuals and communities through three interconnected pillars - Plant Education, Plant Access, and Plant Impact. Together, these pillars create a holistic approach to providing individuals with the tools and resources they need to integrate plants into their everyday life and improve their overall well-being.

For more information, visit: https://aphriainc.com/plantpositivity

About Aphria Inc.

Aphria Inc. is a leading global cannabis company driven by an unrelenting commitment to our people, the planet, product quality and innovation. Headquartered in Leamington, Ontario – the greenhouse capital of Canada – Aphria Inc. has been setting the standard for the low-cost production of high-quality cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, Aphria Inc. is committed to bringing breakthrough innovation to the global cannabis market. The Company's portfolio of brands is grounded in expertly-researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders' multi-generational expertise in commercial agriculture, Aphria Inc. drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion.

For more information, visit: https://aphriainc.com

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SOURCE Aphria Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/January2020/16/c7294.html

%CIK: 0001733418

For further information: For media inquiries please contact: Tamara Macgregor, tamara.macgregor@aphria.com, 437-343-4000; For investor inquiries please contact: Katie M. Turner, ICR, Inc., katie.turner@icrinc.com, 646-277-1228

CO: Aphria Inc.

CNW 07:00e 16-JAN-20